Eaton Corporation plc
2015 Annual Report on Form 10-K
Item 15(b)
Exhibit 12
Ratio of Earnings to Fixed Charges

	Year ended December 31
(In millions)	2015	2014	2013	2012	2011
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$2,145	$1,761	$1,884	$1,251	$1,553
Adjustments
(Income) loss of equity investees	(11)	(6)	2	(2)	(2)
Distributed income of equity investees	9	4	77	19	3
Interest expensed	237	250	290	165	154
Amortization of debt issue costs	8	9	10	74	4
Estimated portion of rent expense representing interest	75	81	80	66	65
Amortization of capitalized interest	10	14	13	12	10
Adjusted income from continuing operations before income taxes	$2,473	$2,113	$2,356	$1,585	$1,787
Fixed charges
Interest expensed	$237	$250	$290	$165	$154
Interest capitalized	13	13	11	23	18
Amortization of debt issue costs	8	9	10	74	4
Estimated portion of rent expense representing interest	75	81	80	66	65
Total fixed charges	$333	$353	$391	$328	$241
Ratio of earnings to fixed charges	7.43	5.99	6.03	4.83	7.41